Faegre Drinker Biddle & Reath LLP

320 South Canal Street, Suite 3300

Chicago, Illinois 60606

www.faegredrinker.com

March 21, 2024

VIA EDGAR TRANSMISSION

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variant Alternative Income Fund (Registration Nos. 333-259138; 811-23336) Variant Impact Fund (Registration Nos. 333-259488; 811-23741)

Dear Mr. Manion:

The following responds to the Staff’s comments that you provided by telephone, relating to the April 30, 2023 annual reports of each of Variant Alternative Income Fund (“Variant Income Fund”) and Variant Impact Fund (together, the “Registrants”), filed on Form N-CSR and the Form N-CEN filed by Variant Income Fund for their fiscal years ended April 30, 2023, each of which were filed with the Securities and Exchange Commission (“SEC”). For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response. All disclosure changes will be reflected in future shareholder reports and filings on Form N-CSR and N-CEN.

For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Registrant’s response.

1.	Comment: The Staff notes that for some investments, Variant Income Fund’s Schedule of Investments does not show the actual end of period interest rates. In the future, please ensure that the disclosures of such interest rates comply with Rule 12-12 of Regulation S-X.

Response: The Variant Income Fund confirms that the disclosures of such interest rates in the Schedule of Investments in the future will comply with Rule 12-12 of Regulation S-X.

2.	Comment: The Staff notes that the total return performance disclosed in the Registrants’ respective “Management Discussion of Fund Performance” differs from that which is disclosed in its “Average Annual Total Returns” table. In the future, please note and discuss the reason for the differences in the disclosed total returns.

Response: Each Registrant confirms that it will note and discuss the reason for any differences between the disclosed total returns in shareholder reports.

3.	Comment: The Staff notes that the “Schedule of Investments” of Variant Income Fund includes warrants with no assigned cost value. In the future please ensure that, to the extent appropriate, costs are allocated from the original transaction in which they were acquired, as required by and in accordance with Generally Accepted Accounting Principals (“GAAP”).

Response: The Variant Income Fund confirms that in the future, it will, to the extent appropriate, allocate costs from the original transaction in which they were acquired, as required by and in accordance with GAAP.

4.	Comment: The “Schedule of Investments” of each Registrant includes investments with variable rates based on the Secured Overnight Financing Rate (“SOFR”). The Staff notes that certain investments do not include a rate, while others have footnotes stating such. Please ensure that all investments meet the requirements of Section 12-12 of Regulation S-X in the future.

Response: Each Registrant confirms that it will include (1) the end of period interest rate, (2) disclose the end of period reference rate for each reference rate, and (3) disclose the end of period spread for an investment, as applicable, in the Schedule of Investments.

5.	Comment: The Staff notes that each Registrant includes information pertaining to certain commitments and contingencies in their respective “Notes to the Financial Statements” but does not include a related amount or line item in their respective financial statements. Please ensure that such disclosure is included in the future.

Response: The Registrants confirm that a related amount or line item will be disclosed in each of their respective financial statements.

6.	Comment: For each Registrant, please supplementally discuss whether unfunded loan commitments are subject to the valuation procedures in accordance with Accounting Standards Codification (“ASC”) No. 820. In addition, please advise the Staff where the unrealized gain/loss with respect to the unfunded loan commitments is included in each Registrant’s “Statement of Assets and Liabilities”.

Response: The fixed income investments within each Registrant’s portfolio differ from traditional lines of credit. Materially all of each Registrant’s outstanding unfunded commitment as of fiscal year ended April 30, 2023, is subject to various contractual and financial hurdles. Therefore, each Registrant’s unfunded loan commitments are not subject to valuation procedures until such commitments are drawn. At which time, such drawn capital will be subject to the Registrants’ valuation policy and procedures with any unrealized gains/loss with respect to the drawn capital to be included in each Registrant’s “Statement of Assets and Liabilities” in line “Investments in securities, at fair value”.

As of fiscal year ended April 30, 2023, each Registrant’s total unfunded loan commitments is disclosed in the “Notes to Financial Statements” section of the annual report (Note 13 and 10 for the Variant Alternative Income Fund and Variant Impact Fund, respectively).

7.	Comment: Given the time period for which each Registrant’s fixed income investments have been held and the changes in the interest rate environment, please supplementally explain why certain of these investments don’t include other inputs (like discounts), considering recent transaction prices are stale. Please include in the response, the concepts under ASC No. 820 and how the disclosed valuation techniques lead to the conclusion that these investments should be held at cost.

Response: The Registrants have been advised by the Registrants’ Investment Adviser:

The valuation policies and procedures adhered to by each Registrant are in line with the principles outlined in ASC No. 820 and have been ratified by the independent Board of Trustees of each Registrant. Such policies and procedures specify that each credit facility investment is initially valued at its original cost or recent transaction price. In accordance with ASC 820, fair value is defined as “price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.” Therefore, recent transactions (i.e., cost) may serve as a basis for estimating fair value, as they reflect an exit price unless relevant data suggests otherwise.

Each Registrant’s valuation policies and procedures indicate that subsequent adjustments are made for various reasons, however these reasons are not present for the fixed income investments held at cost.

Each Registrant’s credit facility investments are not syndicated loans that are actively traded. Thus, there are no direct observations of pricing or valuation (i.e., relevant market environments). Furthermore, each Registrant’s investments do not share common risk factors found in publicly traded fixed income indices. Given the relatively high yield and short duration of the investments, they do not track Treasury duration as one might find in a traditional bond offering. They also do not share the credit risk profile of companies found in high yield credit indices. These indices are comprised of loans to individual operating companies, rather than a credit facility backed by a diversified pool of companies where the facility has the additional credit support of originator equity.

These investments are too small to be of interest for investment banks to syndicate to lower-middle market direct lenders. Therefore, these are “off-the-run” from direct lending pricing. Pricing for facilities of these sizes tends to be hundreds of basis points higher than direct lending. The first loss buffer also provides greater credit support. This combination creates a “yield curve” that is both higher than direct lending and more stable.

In accordance with ASC 820-10-35, when no observable market exists to determine pricing information for an estimated exit price of an asset, fair value measurement assumes the transaction occurs from the perspective of a market participant holding the asset (i.e., each Registrant). As such, all transactions initiated by Registrants, barring significant decreases in volume or activity, establishes the most advantageous market for the Registrants to transact in (i.e., exit price), and recent transaction prices serve as inputs for fair value measurements.

8.	Comment: Please supplementally discuss the accounting for paid in kind (“PIK”) income, including the accrual recognition periods, payment timing and any other relevant factor related to the statement balance.

Response: PIK income on the “Statement of Operations” includes all income earned during the period including income that has not been received. The payment timing on this PIK interest varies depending on the position it relates to. But PIK interest is paid either when the position receives a payment from the underlying collateral or upon maturity. In some circumstances, the accrued PIK interest balance is capitalized into the position’s principal balance.

9.	Comment: The Staff notes that each Registrant’s “Financial Highlights” include the following footnote: “The expenses and net investment loss ratios include income or expenses of the private investment companies and special purpose vehicles valued at practical expedient in which the Fund invests.” Please supplementally explain why the ratios include the expenses of underlying investments or special purpose vehicles, as they would only be recorded to the Registrant against income or fair value.

Response: The referenced footnote in each of the Registrant’s “Financial Highlights” will be removed from future filings.

10.	Comment: The Staff notes that the Registrants include multiple ratios in their “Financial Highlights”, which is cumbersome. Please consider reducing the number of ratios presented in the “Financial Highlights” and instead, including supplemental ratios as a footnote to the “Financial Highlights.”

Response: Each Registrant confirms that it will consider reducing the number of ratios presented in the “Financial Highlights” and include supplemental ratios as footnotes to the “Financial Highlights”.

11.	Comment: The Staff notes that the Registrants hold term loans that have an unfunded portion or are entirely unfunded. In the future, please include additional disclosures regarding such unfunded commitments.

Response: Each Registrant’s total unfunded portion of its credit facility positions is disclosed in the notes to the April 30, 2023, annual report. Both Registrants confirm that a footnote will be added to future filings.

12.	Comment: The Staff notes that the futures contracts held by the Variant Income Fund are identified in various disclosures required by ASC No. 815, as being both equity and foreign currency contracts. As the Fund only holds foreign currency contracts, the dual classification appears incorrect. In the future, please ensure the disclosures required by ASC No. 815 are accurate.

Response: The Variant Income Fund confirms that it will take steps to ensure that aforementioned disclosures required by ASC No. 815 are accurate.

13.	Comment: Please supplementally confirm whether the Variant Income Fund continues to meet the various requirements to qualify as a non-diversified fund under the Investment Company Act of 1940 (the “1940 Act”). The Staff reminds the Registrant that if it no longer meets these requirements, the Registrant will require a shareholder vote to become non-diversified again.

Response: The Variant Income Fund confirms that it has been and is a non-diversified fund under the 1940 Act. In addition, the Registrant acknowledges that pursuant to Section 13(a)(1) of the 1940 Act, a registered investment company may not change its subclassification from diversified to non-diversified without a shareholder vote.

14.	Comment: The Staff notes that the date of the auditor’s report in each Registrant’s filing on Form N-CSR is dated 61 days from the end of its fiscal year end. The annual report was required to be transmitted in a timely manner in accordance with Rule 30e-1(b)(2)(i) of the 1940 Act (the “Rule”).

Response: The Registrants acknowledge the timing requirement of the Rule and that they will take steps to ensure compliance with the Rule.

15.	Comment: Please review the Registrants’ responses to Items 4(e)(1) and 4(e)(2) to ensure clarity in future filings on Form N-CSR. The Staff notes that, as currently answered, the ‘previous approval’ responses are unclear (i.e., are 100% of services pre-approved or just approved)?

Response: The Registrants have reviewed their responses to Items 4(e)(1) and 4(e)(2) and will revise such responses to be clearer in future filings on Form N-CSR.

16.	Comment: The Staff notes that “Item D.8. Management fee (closed-end companies only)” of Variant Income Fund’s Form N-CEN reports a management fee of 0.95%, which is the contractual fee rate on managed assets. The Staff further notes that the Fund borrowed approximately $40 million. Please confirm whether the fee rate reported on in the Form N-CEN is accurate (net versus managed). Further, please ensure that such rate is accurately stated in future filings on Form N-CEN.

Response: The management fee rate reported on Form N-CEN was based on managed assets. The Registrant will take steps to ensure that the management fee rate is accurately disclosed in future filings on Form N-CEN will be calculated as a percentage of net assets.

* * * * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at 312-569-1167.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain